SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ______________)*

OpenTable, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68372A104

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 20 Pages
Exhibit Index Contained on Page 19

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benchmark Capital Partners IV, L.P. (“BCP IV”) Tax ID Number:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
2,366,434 shares, except that Benchmark Capital Management Co. IV, L.L.C. (“BCMC IV”), the general partner of BCP IV, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Andrew S. Rachleff (“Rachleff”) and Steven M. Spurlock (“Spurlock”), the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.

7
SOLE DISPOSITIVE POWER
2,366,434 shares, except that BCMC IV, the general partner of BCP IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,434

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%

12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benchmark Founders’ Fund IV, L.P. (“BFF IV”) Tax ID Number:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
678,397 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.

7
SOLE DISPOSITIVE POWER
678,397 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,397

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%

12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benchmark Founders’ Fund IV-A, L.P. (“BFF IV-A”) Tax ID Number:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
88,504 shares, except that BCMC IV, the general partner of BFF IV-A, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.

7
SOLE DISPOSITIVE POWER
88,504 shares, except that BCMC IV, the general partner of BFF IV-A may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,504

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%

12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benchmark Founders’ Fund IV-B, L.P. (“BFF IV-B”) Tax ID Number:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
26,347 shares, except that BCMC IV, the general partner of BFF IV-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.

7
SOLE DISPOSITIVE POWER
26,347 shares, except that BCMC IV, the general partner of BFF IV-B may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,347

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%

12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benchmark Founders’ Fund IV-X, L.P. (“BFF IV-X”) Tax ID Number:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
106,764 shares, except that BCMC IV, the general partner of BFF IV-X, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.

7
SOLE DISPOSITIVE POWER
106,764 shares, except that BCMC IV, the general partner of BFF IV-X, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,764

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%

12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benchmark Capital Management Co. IV, L.L.C. Tax ID Number:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 shares are directly owned by BFF IV-B, 106,764 are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.

7
SOLE DISPOSITIVE POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 shares are directly owned by BFF IV-B, 106,764 are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,325,536

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%

12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING PERSON Alexandre Balkanski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 116,323 shares, all of which are directly owned by a trust, and Balkanski, as trustee of the trust, may be deemed to have sole power to vote these shares.
OWNED BY EACH
REPORTING
PERSON WITH	6
SHARED VOTING POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Balkanski, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 116,323 shares, all of which are directly owned by a trust, and Balkanski, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8
SHARED DISPOSITIVE POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Balkanski, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,859

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%

12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING PERSON Bruce W. Dunlevie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 217,951 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to vote these shares.

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 217,951 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8
SHARED DISPOSITIVE POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,487

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.8%

12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING PERSON J. William Gurley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 82,446 shares.
SHARES
BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Gurley, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 82,446 shares.

8
SHARED DISPOSITIVE POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Gurley, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,407,982

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2%

12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING PERSON Kevin R. Harvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 217,951 shares, all of which are directly owned by a trust, and Harvey, as trustee of the trust, may be deemed to have sole power to vote these shares.

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Harvey, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 217,951 shares, all of which are directly owned by a trust, and Harvey, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8
SHARED DISPOSITIVE POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Harvey, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,487

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.8%

12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING PERSON Robert C. Kagle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 70,303 shares, all of which are directly owned by several trusts, and Kagle, as trustee of the trusts, may be deemed to have sole power to vote these shares.

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Kagle, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 70,303 shares, all of which are directly owned by several trusts, and Kagle, as trustee of the trusts, may be deemed to have sole power to dispose of these shares.

8
SHARED DISPOSITIVE POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Kagle, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,395,839

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2%

12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING PERSON Andrew S. Rachleff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 217,951 shares, all of which are directly owned by a trust, and Rachleff, as trustee of the trust, may be deemed to have sole power to vote these shares.

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Rachleff, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 217,951 shares, all of which are directly owned by a trust, and Rachleff, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8
SHARED DISPOSITIVE POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Rachleff, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,487

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.8%

12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68372A104	13 G

1	NAME OF REPORTING PERSON Steven M. Spurlock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 18,131 shares, all of which are directly owned by a trust, and Spurlock, as trustee of the trust, may be deemed to have sole power to vote these shares.

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Spurlock, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 18,131 shares, all of which are directly owned by a trust, and Spurlock, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8
SHARED DISPOSITIVE POWER
3,325,536 shares, of which 2,366,434 are directly owned by BCP IV, 678,397 are directly owned by BFF IV, 88,504 are directly owned by BFF IV-A, 26,347 are directly owned by BFF IV-B, 106,764 shares are directly owned by BFF IV-X and 59,090 are held in nominee form for the benefit of persons not affiliated with BCMC IV.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X, and Spurlock, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,343,667

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%

12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 68372A104	13 G

ITEM 1(A).	NAME OF ISSUER

OpenTable, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

799 Market Street, 4th Floor
San Francisco, CA 94103

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Benchmark Capital Partners IV, L.P., a Delaware limited partnership (“BCP IV”), Benchmark Founders’ Fund IV, L.P., a Delaware limited partnership (“BFF IV”), Benchmark Founders’ Fund IV-A, L.P., a Delaware limited partnership (“BFF IV-A”), Benchmark Founders’ Fund IV-B, L.P., a Delaware limited partnership (“BFF IV-B”), Benchmark Founders’ Fund IV-X, L.P., a Delaware limited partnership (“BFF IV-X”), Benchmark Capital Management Co. IV, L.L.C., a Delaware limited liability company (“BCMC IV”),  and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Andrew S. Rachleff (“Rachleff”) and Steven M. Spurlock (“Spurlock”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X.  Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock are members of BCMC IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Benchmark Capital
2480 Sand Hill Road, Suite 200
Menlo Park, California  94025

ITEM 2(C)	CITIZENSHIP

BCP IV, BFF IV, BFF IV-A, BFF IV-B, and BFF IV-X are Delaware limited partnerships.  BCMC IV is a Delaware limited liability company.  Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 68372A104

ITEM 3.	Not Applicable.

CUSIP NO. 68372A104	13 G

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and the limited liability company agreement of BCMC IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 68372A104	13 G

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 68372A104	13 G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2010

BENCHMARK CAPITAL PARTNERS IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-B, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-X, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
BRUCE W. DUNLEVIE
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
ANDREW S. RACHLEFF
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 11/05/2002

CUSIP NO. 68372A104	13 G

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	20

CUSIP NO. 68372A104	13 G

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of OpenTable, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 1, 2010

BENCHMARK CAPITAL PARTNERS IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-B, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-X, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C., a Delaware Limited Liability Company

ALEXANDRE BALKANSKI

BRUCE W. DUNLEVIE

J. WILLIAM GURLEY

KEVIN R. HARVEY

ROBERT C. KAGLE

ANDREW S. RACHLEFF

STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.